
15008119


SEC MAIL PROCESSING
RECEIVED
AUG 11 2015
WASH. D.C.
201
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF INTERNATIONAL FINANCE CORPORATION

In respect of its

INR 3,150,000,000 6.450 per cent. Synthetic INR Notes due August 10, 2020, payable in U.S. Dollars

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: August 10, 2015

The following information regarding an issue of INR 3,150,000,000 6.450 per cent. Synthetic INR Notes due August 10, 2020, payable in U.S. Dollars (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 9, 2014 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated August 6, 2015 (the "Final Terms"), and the Terms Agreement dated August 6, 2015 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. INR 3,150,000,000 6.450 per cent. Synthetic INR Notes due August 10, 2020, payable in U.S. Dollars

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. 6.450 per cent. per annum payable semi-annually in arrears on February 10 and August 10 in each year, commencing February 10, 2016, and ending on and including the Maturity Date. See, Final Terms, Item 15.

(c) Maturity Date. August 10, 2020.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with

all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00. per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 9, 2014);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation; [3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (August 6, 2015); and

G. Terms Agreement (August 6, 2015).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 9, 2014.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014.

EXHIBIT F

Final Terms dated August 6, 2015


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

INR 3,150,000,000 6.45 per cent. Synthetic INR Notes due August 10, 2020

payable in U.S. Dollars

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at International Finance Corporation, 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433 and is available for viewing at the website of the Corporation (*www.ifc.org*) and copies may be obtained from the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1458
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	The lawful currency of India ("**Indian Rupee**" or "**INR**") provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	INR 3,150,000,000
	(ii) Tranche:	INR 3,150,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount The Issue Price will be payable in USD in the amount of USD 49,192,155.49 at the agreed Reference Rate of 64.0346 Indian Rupees per one

		United States Dollar.
6.	(i) Specified Denominations:	INR 10,000 and integral multiples thereof
	(ii) Calculation Amount:	INR 10,000
7.	Issue Date:	August 10, 2015
8.	Maturity Date:	August 10, 2020 (subject to adjustment in accordance with item 22 below)
9.	Interest Basis:	6.45 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par, with all payments made in USD
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	6.45 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Dates:	February 10 and August 10 in each year from and including February 10, 2016, to and including the Maturity Date (each as may be subject to adjustment in accordance with item 22 below)
	(iii) Fixed Coupon Amount(s):	INR322.50 per Calculation Amount, payable in USD by applying the following formula: **INR 322.50 *divided by* Reference Rate (determined as per item 22 below)**
	(iv) Broken Amount(s):	Not applicable
	(v) Day Count Fraction:	30E/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option:	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	The Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent, on the Rate Fixing Date in respect of the Maturity Date, as follows:

Calculation Amount *divided by* Reference Rate

Where:

"Calculation Agent" means JPMorgan Chase Bank, N.A., London Branch

"Reference Rate" means the rate used on each Rate Fixing Date will be the USD/INR spot rate, expressed as the amount of Indian Rupees per one United States Dollar, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on Reuters Screen "**RBIB**" Page (or any successor page) at approximately 2:00pm, Mumbai time, on each Rate Fixing Date.

If such rate is:

(i) discontinued and/or is no longer published by the Reserve Bank of India on any successor page; or

(ii) no longer used in the ISDA Non-Deliverable Swap Transaction Fallback Matrix, as amended and supplemented from time to time and published by ISDA on its website at http://www.isda.org (or any successor website thereto) for INR/USD currency pair; or

(iii) not indicative of the market standard rate (as determined in the sole discretion of the Calculation Agent) (clauses (i), (ii) and (iii) individually and collectively the "Reference Rate Disruption Events")

then the rate shall be determined by the Calculation Agent in good faith and in a commercially reasonable manner. For the avoidance of doubt, if any of the Reference Rate Disruption Events apply, then the remedies referred to in this section supersede the Price Source Disruption Event remedies specified below.

If a Price Source Disruption Event occurs on the Scheduled Rate Fixing Date, then the Reference

Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the Fallback Provisions set out below.

"Rate Fixing Date" means the Scheduled Rate Fixing Date, subject to Valuation Postponement

"Scheduled Rate Fixing Date" means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable.

If the Scheduled Rate Fixing Date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the Deferral Period for Unscheduled Holiday set out below.

"Fixing Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date:

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Days after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined.

If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or the Maturity Date, as applicable and no further adjustment shall apply to the amount of interest payable.

Fallback Provisions:

"Price Source Disruption Event" means it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

"Applicable Price Source Disruption Fallbacks":

In the event of a Price Source Disruption Event, the Calculation Agent shall apply each of the following Price Source Disruption Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(As defined below)
4. Calculation Agent Determination of Reference Rate	

"Cumulative Events" has the following meaning: Notwithstanding anything to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption

Fallback.

"Valuation Postponement" means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Fallback.

Maximum Days of Postponement: 14 calendar days

"SFEMC INR Indicative Survey Rate (INR02)" means that the Reference Rate for a given Rate Fixing Date will be the Indian Rupee/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two Fixing Business Days, as published on SFEMC's web site at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The Reference Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey Methodology ("SFEMC INR Indicative Survey") for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"SFEMC INR Indicative Survey" means a methodology, dated as of December 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Indian Rupee/U.S. Dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"Fallback Survey Valuation Postponement" means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of either (i) Valuation Postponement for Price Source Disruption, (ii) Deferral Period for

	Unscheduled Holiday, or (iii) Cumulative Events, as applicable, then the Reference Rate will be determined in accordance with the next Applicable Price Source Disruption Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, does not preclude postponement of valuation in accordance with this provision. "Payment Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai. <u>Deferral Period for Unscheduled Holiday:</u> In the event the Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.
23. Early Redemption Amount:	
Early Redemption Amount(s) of each Note payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Final Redemption Amount as determined in accordance with item 22 above plus accrued and unpaid interest, if any, as determined in accordance with item 15(iii) above; *provided that*, for the purposes of such determination, the Scheduled Rate Fixing Date shall be the date that is two Fixing Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25. New Global Note (NGN):	No
26. Financial Centre(s) or other special provisions relating to payment dates:	New York and Mumbai
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28. Details relating to Partly Paid Notes:	Not Applicable

	amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Date of Terms Agreement:	August 6, 2015
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
35.	Total commission and concession:	0.20 per cent. of the Aggregate Nominal Amount (paid separately by IFC)
36.	Additional selling restrictions:	**India.** (a) This Final Terms has not been and will not be registered, produced or published as an offer document (whether a prospectus in respect of a public offer or information memorandum or other offering material in respect of any private placement under the Indian Companies Act, 1956, as amended or replaced from time to time, or any other applicable Indian laws), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and (b) the Notes have not been and will not be offered or sold in India by means of any document and this Final Terms or any other offering document or material relating to the Notes have not been and will not be circulated or

distributed, directly or indirectly, to any person or to the public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from August 10, 2015

2. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VGQ32
Common Code:	127349037
CUSIP:	45950VGQ3
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

6. USE OF PROCEEDS

The net proceeds of the issue of the Notes will be allocated within IFC's Treasury to a special sub-portfolio that will be linked to IFC's lending operations for Climate Projects† ("Eligible Projects"). The sub-portfolio will be invested by IFC's Treasury in accordance with IFC's liquid asset management investment guidelines. So long as the Notes are outstanding, the balance of the

sub-portfolio will be reduced by amounts matching disbursements made in respect of Eligible Projects.

Eligible Projects will be selected from all Climate projects funded, in whole or in part, by IFC. IFC reserves the right to lend directly or indirectly. Climate projects may include the following investments:

- investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, cogeneration, building insulation, energy loss reduction in transmission and distribution;

- investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;

- investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;

- investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;

- investments in sustainable forestry; and

- lending to financial intermediaries with the requirement that the IFC's investments be on-lent to specific climate projects that fit the criteria contained herein.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by IFC during the term of the Notes.

The payments of interest and the principal of the Green Bond is strictly based on the credit quality of IFC, and is not directly affected by the result of the underlying investments that IFC makes.

† See www.ifc.org/climatebusiness for IFC's climate definitions

EXHIBIT G.

TERMS AGREEMENT NO. 1458 – TRANCHE 1 UNDER THE STANDARD PROVISIONS

August 6, 2015

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's INR 3,150,000,000 6.45 per cent. Synthetic INR Notes due August 10, 2020 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the "**Final Terms**") at 10.00 a.m. New York time on August 10, 2015 (the "**Settlement Date**") at an aggregate purchase price of USD 49,192,155.49 (which is 100.00 per cent. of the aggregate nominal amount of the Notes at the agreed Reference Rat of 64.0346 Indian rupees per one United States Dollar) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the Issue Price of 100.00 per cent. and converted into USD using a rate of 1 USD = 64.0346 INR). Additionally the Corporation agrees that it shall pay a fee equal to 0.20 per cent. of the aggregate purchase price, converted into USD using the rate set out in the preceding sentence, in an amount of USD 98,384.31 for value on the Settlement Date to the order of the Dealer and as shall be separately advised to the Corporation.

6 The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Corporation and the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of the undersigned are as follows:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP

Attention:	Euro Medium Term Note Desk
Telephone:	+44 207 134 1470
Fax:	+44 203 493 1413

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: 

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:

Name:

Title:

J.P. MORGAN SECURITIES PLC

By:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name: TAKEHISA EGUCHI

Title: DIRECTOR

ANNEX 1 TO TERMS AGREEMENT

Final Terms dated August 6, 2015


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

INR 3,150,000,000 6.45 per cent. Synthetic INR Notes due August 10, 2020

payable in U.S. Dollars

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at International Finance Corporation, 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433 and is available for viewing at the website of the Corporation (*www.ifc.org*) and copies may be obtained from the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1458
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	The lawful currency of India ("**Indian Rupee**" or "**INR**") provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	INR 3,150,000,000
	(ii) Tranche:	INR 3,150,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

	The Issue Price will be payable in USD in the amount of USD 49,192,155.49 at the agreed Reference Rate of 64.0346 Indian Rupees per one United States Dollar.
6. (i) Specified Denominations:	INR 10,000 and integral multiples thereof
(ii) Calculation Amount:	INR 10,000
7. Issue Date:	August 10, 2015
8. Maturity Date:	August 10, 2020 (subject to adjustment in accordance with item 22 below)
9. Interest Basis:	6.45 per cent. Fixed Rate (further particulars specified below)
10. Redemption/Payment Basis:	Redemption at par, with all payments made in USD
11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable
(i) Rate of Interest:	6.45 per cent. per annum payable semi-annually in arrear
(ii) Interest Payment Dates:	February 10 and August 10 in each year from and including February 10, 2016, to and including the Maturity Date (each as may be subject to adjustment in accordance with item 22 below)
(iii) Fixed Coupon Amount(s):	INR322.50 per Calculation Amount, payable in USD by applying the following formula: **INR 322.50 *divided by* Reference Rate (determined as per item 22 below)**
(iv) Broken Amount(s):	Not applicable
(v) Day Count Fraction:	30E/360 (unadjusted)
(vi) Determination Dates:	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions:	Not Applicable
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other	Not Applicable

	variable-linked interest Note Provisions:	
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option:	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	The Final Redemption Amount per Calculation Amount will be payable in USD and determined by the Calculation Agent, on the Rate Fixing Date in respect of the Maturity Date, as follows:

Calculation Amount *divided by* Reference Rate

Where:

"Calculation Agent" means JPMorgan Chase Bank, N.A., London Branch

"Reference Rate" means the rate used on each Rate Fixing Date will be the USD/INR spot rate, expressed as the amount of Indian Rupees per one United States Dollar, for settlement in two Fixing Business Days, reported by the Reserve Bank of India, which is displayed on Reuters Screen "**RBIB**" Page (or any successor page) at approximately 2:00pm, Mumbai time, on each Rate Fixing Date.

If such rate is:

(i) discontinued and/or is no longer published by the Reserve Bank of India on any successor page; or

(ii) no longer used in the ISDA Non-Deliverable Swap Transaction Fallback Matrix, as amended and supplemented from time to time and published by ISDA on its website at http://www.isda.org (or any successor website thereto) for INR/USD currency pair; or

(iii) not indicative of the market standard rate (as determined in the sole discretion of the Calculation Agent) (clauses (i), (ii) and (iii) individually and collectively the "Reference Rate Disruption Events")

then the rate shall be determined by the Calculation Agent in good faith and in a commercially

reasonable manner. For the avoidance of doubt, if any of the Reference Rate Disruption Events apply, then the remedies referred to in this section supersede the Price Source Disruption Event remedies specified below.

If a Price Source Disruption Event occurs on the Scheduled Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent in accordance with the Fallback Provisions set out below.

"Rate Fixing Date" means the Scheduled Rate Fixing Date, subject to Valuation Postponement

"Scheduled Rate Fixing Date" means the date which is two Fixing Business Days prior to the Interest Payment Date or the Maturity Date or such other date on which an amount in respect of the Notes is due and payable.

If the Scheduled Rate Fixing Date is an Unscheduled Holiday, the Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the Deferral Period for Unscheduled Holiday set out below.

"Fixing Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai

"Unscheduled Holiday" means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

<u>Adjustments to Interest Payment Date and Maturity Date:</u>

If a Scheduled Rate Fixing Date is adjusted in accordance with the Following Business Day Convention or if Valuation Postponement applies, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Payment Business Days after the date on which the Reference Rate for such Inetrest Payment Date

or Maturity Date is determined.

If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to the Interest Payment Date and no further adjustment shall apply to the amount of interest payable.

Fallback Provisions:

"Price Source Disruption Event" means it becomes impossible to obtain the Reference Rate on a Rate Fixing Date.

"Applicable Price Source Disruption Fallbacks":

In the event of a Price Source Disruption Event, the Calculation Agent shall apply each of the following Price Source Disruption Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)
2. Fallback Reference Price	SFEMC INR Indicative Survey Rate (INR02)
3. Fallback Survey Valuation Postponement	(As defined below)
4. Calculation Agent Determination of INR Rate	

"Cumulative Events" has the following meaning: except as provided below, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the

day following such period that otherwise would have been a Fixing Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Price Source Disruption Fallback.

"Valuation Postponement" means that the Reference Rate will be determined on the Fixing Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist, unless the Price Source Disruption Event continues to exist (measured from the date that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Fixing Business Day after the Maximum Days of Postponement (which will, subject to the provisions relating to Fallback Survey Valuation Postponement, be deemed to be the applicable Rate Fixing Date) in accordance with the next applicable Price Source Disruption Fallback.

Maximum Days of Postponement: 14 Calendar Days

"SFEMC INR Indicative Survey Rate (INR02)" means that the Reference Rate for a given Rate Fixing Date will be the Indian Rupee/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Indian Rupees per one U.S. Dollar, for settlement in two Fixing Business Days, as published on SFEMC's web site at approximately 3:30 p.m. (Singapore time), or as soon thereafter as practicable, on such date. The INR Rate shall be calculated by SFEMC (or a service provider SFEMC may select in its sole discretion) pursuant to the SFEMC INR Indicative Survey Methodology ("SFEMC INR Indicative Survey") for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"SFEMC INR Indicative Survey" means a methodology, dated as of December 1, 2004, as

amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Indian Rupee/U.S. Dollar markets for the purpose of determining the SFEMC INR Indicative Survey Rate (INR02).

"Fallback Survey Valuation Postponement" means that, in the event that the Fallback Reference Price is not available on or before the third Fixing Business Day (or day that would have been a Fixing Business Day but for an Unscheduled Holiday) succeeding the end of either (i) Valuation Postponement for Price Source Disruption, (ii) Deferral Period for Unscheduled Holiday, or (iii) Cumulative Events, then the Reference Rate will be determined in accordance with the next applicable Disruption Fallback on such day (which will be deemed to be the applicable Rate Fixing Date). For the avoidance of doubt, Cumulative Events, if applicable, does not preclude postponement of valuation in accordance with this provision.

"Payment Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and Mumbai.

Deferral Period for Unscheduled Holiday:

In the event the Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a "Deferral Period"), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

23. Early Redemption Amount:

Early Redemption Amount(s) of each Note payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Final Redemption Amount as determined in accordance with item 22 above plus accrued and unpaid interest, if any, as determined in accordance with item 15(iii) above; *provided that,* for the purposes of such determination, the Scheduled Rate Fixing Date shall be the date that is two Fixing Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and Mumbai
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Date of Terms Agreement:	August 6, 2015
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
35.	Total commission and concession:	0.20 per cent. of the Aggregate Nominal Amount (paid separately by IFC)

36. Additional selling restrictions:	**India.** (a) This Final Terms has not been and will not be registered, produced or published as an offer document (whether a prospectus in respect of a public offer or information memorandum or other offering material in respect of any private placement under the Indian Companies Act, 1956, as amended or replaced from time to time, or any other applicable Indian laws), with the Registrar of Companies, the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India and (b) the Notes have not been and will not be offered or sold in India by means of any document and this Final Terms or any other offering document or material relating to the Notes have not been and will not be circulated or distributed, directly or indirectly, to any person or to the public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of Indian laws.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from August 10, 2015

2. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VGQ32
Common Code:	127349037
CUSIP:	45950VGQ3
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

6. USE OF PROCEEDS

The net proceeds of the issue of the Notes will be allocated within IFC's Treasury to a special sub-portfolio that will be linked to IFC's lending operations for Climate Projects† ("Eligible

Projects"). The sub-portfolio will be invested by IFC's Treasury in accordance with IFC's liquid asset management investment guidelines. So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced by amounts matching disbursements made in respect of Eligible Projects.

Eligible Projects will be selected from all Climate projects funded, in whole or in part, by IFC. IFC reserves the right to lend directly or indirectly. Climate projects may include the following investments:

- investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, cogeneration, building insulation, energy loss reduction in transmission and distribution;

- investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;

- investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;

- investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;

- investments in sustainable forestry; and

- lending to financial intermediaries with the requirement that the IFC's investments be on-lent to specific climate projects that fit the criteria contained herein.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by IFC during the term of the Notes.

The payments of interest and the principal of the Green Bond is strictly based on the credit quality of IFC, and is not directly affected by the result of the underlying investments that IFC makes.

† See www.ifc.org/climatebusiness for IFC's climate definitions